Exhibit 99.4

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102 Continuous Disclosure Obligations

1.	Names of the parties to the transaction:

AuRico Gold Inc. (“AuRico”)

Northgate Minerals Corporation (“Northgate”)

2.	Description of the Transaction

On October 26, 2011 AuRico acquired, by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (British Columbia), all of the outstanding common shares of Northgate (the “Arrangement”). The Arrangement was effected pursuant to an arrangement agreement dated August 28, 2011, as amended September 9, 2011, between AuRico and Northgate.

At closing, each Northgate common share was exchanged for the right to receive 0.365 of an AuRico common share.

Effective October 28, 2011, Northgate continued under the laws of the province of Ontario and effective October 31, 2011 Northgate and AuRico completed a short form amalgamation (the “Amalgamation”) pursuant to section 177(1) of the Business Corporations Act (Ontario). As a result of the Amalgamation, Northgate ceased to exist as a separate legal entity from AuRico.

3.	Effective date of the transaction:

October 31, 2011

4.	Name(s) of each party that ceased to be a reporting issuer and of each continuing entity:

As a result of the Amalgamation, Northgate ceased to be a reporting issuer on October 31, 2011. Following completion of the Arrangement AuRico will continue to be a reporting issuer in each of the provinces and territories of Canada.

5.	Date of the reporting issuer’s first financial year-end subsequent to the transaction:

Not applicable.

6.	Periods, including comparative periods, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction:

Not applicable.

7.	Documents filed under National Instrument 51-102 – Continuous Disclosure Obligations that described the transaction:

Not applicable.